EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at January 31, 2016:

As at January 31, 2016
(in millions of Canadian dollars)
Subordinated Debentures	7,759
Equity
Common Equity
Common Shares	15,172
Retained Earnings	32,150
Accumulated Other Comprehensive Income	3,401
Other Reserves	173

Total Common Equity	50,896
Preferred Shares	3,284

Total Equity Attributable to Equity Holders of the Bank	54,180
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,475

Total Equity	55,655

Total Capitalization	63,414

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the three month period ended January 31, 2016 and each of the years in the five year period ended October 31, 2015.

	Three Months Ended January 31,	October 31,
	2016	2015	2014	2013(1)	2012(1)	2011

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	7.20	7.90	8.52	7.42	7.43	5.73
Including interest on deposits	2.12	2.18	2.21	2.01	2.03	1.91
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	6.54	7.07	7.29	6.03	6.02	4.76
Including interest on deposits	2.08	2.14	2.15	1.94	1.96	1.84

(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19).

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.